UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **September 17, 2015**

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT 06902

(Address of Principal Executive Offices) (Zip Code)

(203) 358-8000

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The information in this report, including the exhibit, is being furnished pursuant to Item 7.01 of Regulation S-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

Independence Holding Company (NYSE:IHC) (the "Company") has prepared an investor presentation with information about the Company. The Company intends to use the presentation as part of investor non-deal road show presentations.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibit

99.1   Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Dated: September 17, 2015

By: /s/ Loan Nisser
    Name: Loan Nisser
    Title: Vice President and Secretary



2015 Investor Presentation
Independence Holding Company
September 2015
© 2011 The IHC Group
THE IHC GROUP
1





The IHC Group Overview

 

Overview

- Specialty health and group disability insurance company
  - Three carriers rated A- (Excellent) by A.M. Best Company
  - Vertically integrated administration
  - Varied, controlled distribution
- Concentration on market niches with higher margins
- Significant Product Lines
  - Medical stop-loss
  - Specialized Group Life and Disability and New York DBL
  - Ancillary Health Benefits for individuals and small employers
- Management Team has average IHC tenure of 25 years
- RBC SSL: 471%; MNL: 868%; IAIC: 508%

 THE IHC GROUP

3

Why Go On The Road Now

- The noise of the Affordable Care Act (ACA) is behind us
- The story has become clearer; we are a specialty health company
- Earnings have been increasing
- Substantially out of the major medical market and the risks associated with that due to the ACA
- Extremely well positioned with highly sought niche products

 THE IHC GROUP



4

Recent Developments & Prospects

- MNL exited ordinary life and annuity business by reinsuring remaining business and selling administration

  - De-leveraged the balance sheet and significantly increased MNL's statutory surplus

  - Statutory sale is expected to be accretive to earnings

  - Reduces interest rate exposure

- Joint Venture with Ebix (NASDQ:EBIX) to offer full spectrum of back-office technology-based solutions to health systems, insurance companies and ACOs

 THE IHC GROUP



5

Our Strategy: Profitable Growth

- Disciplined growth in niche markets with high margins

    - IHC Risk Solutions: Focus on Employer-Stop Loss (ESL), particularly growth resulting from captive programs and small group self-funding

    - Specialized Group Life and Disability and DBL: Unique group life and disability offerings for public employees, focused in the Upper Midwest and New York Disability Law

    - IHC Specialty Benefits: Providing ancillary products for individuals and small businesses to supplement ACA plans

 THE IHC GROUP

6

Our Strategy: Distribution

- Sell through company owned distribution or long term partners

    - IHC Risk Solutions: Tiered partnership sales model

    - Group Life and Disability and DBL: Primary distribution is through a 30 year partnership with a Managing General Underwriter. DBL is distributed through General Agents in New York

    - IHC Specialty Benefits: Focus on technology, direct to consumer, and distribution opportunities for individuals and small businesses; recent movement into Latino market

 THE IHC GROUP

7

IHC Total Investment Portfolio

As of 06/30/2015 *

Total = $491,169,000





2% 2% 2% 3%

8%

83%

- Fixed Maturities
- Cash/ST/Due (to)from Brokers
- Equities-Other
- Trading Securities
- Policy Loans
- Other

Average Life: 8.8 years
Average Credit Quality: AA
Yield To Maturity At Market: 3.42%
Effective Duration: 6.25 years

* After transaction





THE IHC GROUP

8

Segment Overviews

 THE IHC GROUP

Balanced Mix of Business

Projected Net Premium for YTD 2015



THE IHC GROUP

IHC Risk Solutions

- IHC Risk Solutions (RS)
  - Direct writing stop-loss operation of Standard Security Life Insurance Company of New York (SSL)
  - Over the last 28 years, SSL has gained a reputation as one of the leading carriers nationally in offering medical stop-loss products to self-funded employers
  - RS produces 91% of IHC's earned stop-loss premiums
  - RS distributes through TPAs, retail and wholesale brokers
- Independent MGU's
  - Only one of significant size with which IHC currently does business is our 42% owned affiliate

 THE IHC GROUP  11

Risk Solutions: Exciting And Disciplined Growth

 In 2016, ACA comes into full effect for employer groups of 50-99 making employer stop loss even more attractive for certain employer groups

 Industry leading captive program allows smaller groups to move into self-funding with less risk

 Exceptional underwriting results each year from 2011-2014 with early indicators showing 2015 as a strong year also

 THE IHC GROUP

 12

Medical Stop-Loss Premium



Gross Incurred Premium **Net Incurred Premium**

THE IHC GROUP

13

Life And Disability: Focus On A Unique Niche

 $107 million in gross group life, disability and DBL premium in 2014

 The block was highly profitable in 2014 and experienced increased retention

 Top 10 market share in NY DBL business over the past 24 months the block has experienced significant growth while maintaining good margins

 

14

LTD and GTL Premiums



Millions





IHC Specialty: Filling The Gaps In Obamacare

 Top 3 writer of Short Term Medical provides temporary coverage for consumers outside of the Open Enrollment period who do not have an ACA plan

 Metal Gap Plans designed to help consumers with the financial impact of a large claim due to an accident or serious illness

 Top Ten writer of Pet Insurance in the US, which is a market growing by almost 13% per year in the U.S.

 THE IHC GROUP

 16

Specialty Health – Growth, Profitability & Capabilities

- New sales January –July 2014 vs. Same Period 2015
    - 16% growth in sales
    - 9.2% underwriting margin 2014, 9.1% margin 2015
- Decrease in total premium administered due to exiting major med, but increase in profitability
- Recently announced joint venture provides growing market for "risk bearing providers" with both systems technology (Ebix) and service (IHC policy administration)

 THE IHC GROUP

 17

Specialty Health Net Risk Premium



Specialty Health - Distribution

- D2C
  - Healthedeals.com – award-winning private HIX
  - Owned consumer-direct sales call center
  - Online lead generation company that owns www.healthinsurance.org
- Consumer direct sales agencies
  - IPA Family & Aspira A Mas (see landing page)
- Through BUCAs and e-commerce GAs
- Telebrokerage division – selling individual & small group products through independent agents
- Traditional General Agents

 THE IHC GROUP

 19

Aspira A Más







https://www.aspiraamas.com
Aspira A Más
A Member of The IHC Group
ASPIRA A MAS
866-872-5989
aspira@ihcgroup.com
Inicio
Sobre Nosotros
Productos
¡Únete a nosotros!
¡Para el segundo año, nuestros sesores de seguros tienen el potencial de percibir ingresos mayores a los $70,000 dólares!
Ponga su talento a trabajar, construya una carrera gratificante con una compañía de prestigio y lidere el cambio en su comunidad.
Esta gran oportunidad está a solo un clic.
Yo Aspiro a Más
Nuestro sensacional programa está orgullosamente patrocinado por el Instituto Hispano.
Cynthia Olavarría
Portavoz
Nuestros Productos

THE IHC GROUP

20

23

IHC Per Share Value (Diluted EPS)

- As market prices warrant, buy back shares of IHC

- IHC book value $17.13 as of June 30, 2015
  - Trading at 72% of book value*

- Russell 2000 Life Index is at 101% of book value*

- Recent Transactions:
  - HCC trading at 190% of book value
  - Symetra trading at 115% of book value

- NASDAQ Insurance Total Return Index is at 109% of book value*

 THE IHC GROUP   *market price $12.32 for IHC as of September 14, 2015    21

5 Year Shareholder Return vs. Russell 2000 Index and S&P 500 Life and Health Index



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Independence Holding Company, the Russell 2000 Index, and S&P 500 Life & Health Insurance

— Independence Holding Company   — Russell 2000   — S&P 500 Life & Health Insurance

*$100 invested on 12/31/09 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2015 Russell Investment Group. All rights reserved.



THE IHC GROUP



22

Forward-Looking Statements

Certain statements in this presentation are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of IHC and AMIC. Forward-looking statements by their nature address matters that are, to differing degrees, uncertain. With respect to IHC and AMIC, particular uncertainties that could adversely or positively affect our future results include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability effectively to operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in our news releases and filings with the Securities and Exchange Commission.

These uncertainties may cause IHC's and AMIC's actual future results to be materially different than those expressed in this presentation. Neither IHC nor AMIC undertakes to update its forward-looking statements.

 THE IHC GROUP



23